                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (AMENDMENT NO. 1)

                               Caminus Corporation

                                (Name of Issuer)

                     Common Stock, $.01 par value per share

                         (Title of Class of Securities)

                                   133766 10 5

                                 (CUSIP Number)

                                December 31, 2001

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)
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CUSIP No. 133766 10 5                                          Page 2 of 5 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         RIT Capital Partners plc

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)    [ ]
          Not Applicable

                                                                  (b)    [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom

-------------------------------------------------------------------------------
                           5      SOLE VOTING POWER
                                  703,612 shares

                           ----------------------------------------------------
                           6      SHARED VOTING POWER

  NUMBER OF SHARES                0 shares
BENEFICIALLY OWNED BY
EACH REPORTING PERSON      ----------------------------------------------------
        WITH               7      SOLE DISPOSITIVE POWER

                                  703,612  shares

                           ----------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  0 shares

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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         703,612  shares

-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         Not Applicable

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         3.9%

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12       TYPE OF REPORTING PERSON

         CO
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CUSIP No. 133766 10 5                                          Page 3 of 5 Pages

Item 1(a).        Name of Issuer:

                  Caminus Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  825 Third Avenue
                  28th Floor
                  New York, NY 10022

Item 2(a).        Name of Person Filing:

                  RIT Capital Partners plc

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  RIT Capital Partners plc
                  Spencer House
                  27 St. James's Place
                  London SW1A 1NR
                  United Kingdom

Item 2(c).        Citizenship:

                  United Kingdom

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share

Item 2(e).        CUSIP Number:

                  133766 10 5

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not Applicable
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CUSIP No. 133766 10 5                                          Page 4 of 5 Pages

Item 4.           Ownership.

(a)      Amount Beneficially Owned:                                      703,612 *

(b)      Percent of Class:                                               3.9%

(c)      Number of Shares as to Which Such Person Has:

   (i)   Sole power to vote or to direct the vote:                       703,612

   (ii)  Shared power to vote or to direct the vote:                     0

   (iii) Sole power to dispose or to direct the disposition of:          703,612

   (iv)  Shared power to dispose or to direct the disposition of:        0

* Anthony Bloom, a director of Caminus Corporation, presently provides investment advice to, and is a former director of, RIT Capital Partners plc. Mr. Bloom disclaims beneficial ownership of the shares owned by RIT Capital Partners plc.


Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [X]


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certifications.

                  Not Applicable
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CUSIP No. 133766 10 5                                          Page 5 of 5 Pages


                                  SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2002                        RIT CAPITAL PARTNERS PLC



                                              By:      /s/ D N Wood
                                                       -----------------
                                                       Name:  D N Wood
                                                       Title: Alternate Director